                                                            Exhibit 8
CONTACT:

Kevin S. Flannery
(203)435-5020

FOR IMMEDIATE RELEASE

                 STOCKHOLDERS' COMMITTEE FOR NEW MANAGEMENT OF
                      TESORO PETROLEUM CORPORATION FORMED


NEW YORK, NEW YORK, December 26, 1995--Five stockholders of Tesoro Petroleum Corporation announced that they have today filed with the Securities and Exchange Commission a Schedule 13D reporting the formation of The Stockholders' Committee For New Management of Tesoro Petroleum Corporation.

          The Committee intends to solicit consents from Tesoro's stockholders to remove the existing members of Tesoro's Board of Directors and replace them
with a slate of the Committee's nominees.   If elected as directors, the
Committee's nominees intend to consider alternative strategies to enhance stockholder value, including, among other things, changes in Tesoro's business policies and plans or corporate structure, along with sales of certain assets and operations or Tesoro as a whole. Based on the Committee's current knowledge of Tesoro, the Committee expects that the Committee's nominees, once elected, will adopt a strategic plan to enhance the value of Tesoro which will include as a principal element the prompt disposition of Tesoro's refinery business in order to enable Tesoro to focus on its core exploration and production business. The Committee announced that it had filed preliminary consent solicitation materials with the Securities and Exchange Commission, but that the solicitation will not begin until definitive solicitation materials are filed with the Commission.

          The Committee's members are George F. Baker, Kevin S. Flannery, Dr. Alan Kaufman, James H. Stone and Robert S. Washburn. The Committee's nominees are Mr. Baker, Dr. Kaufman, Mr. Stone, Gale L. Galloway and Douglas B. Thompson.

          Mr. Baker, age 56, has been President of Cambridge Capital Holdings, an investment advisory firm, since 1987, and a General Partner of Baker, Nye L.P., an investment partnership, since 1967. Mr. Baker also is Chairman, President and Chief Executive Officer of Whitehall Corporation, a New York Stock Exchange company in the electronics, aerospace and earth sciences fields. He is a director of Digicon, Inc., an American Stock Exchange company engaged primarily in the business of collecting, processing and interpreting geophysical data for the oil and gas exploration and development industry.

          Mr. Flannery, age 51, is the President, a director and the principal shareholder of Whelan Management Corp., an investment advisory firm, and of Whelan Securities, Inc., a securities broker-dealer. From September 1991 until April 1993 he was Senior Vice President and head equity trader at George Weiss Associates, Inc., a money management and brokerage firm in Hartford, Connecticut. From 1975 until September 1991 Mr. Flannery was with Bear, Stearns & Co., Inc. as Senior Managing Director and head of the block trading desk.

          Mr. Galloway, age 65, has had a long career in the oil and natural gas industry, and currently is Chairman of the Board and Chief Executive Officer of GLG Energy, Inc., an independent oil and gas producer. He also is Chairman and Chief Executive Officer of LIG Acquisition Corporation and Gas Transmission U.K. Limited, companies engaged in the acquisition and operation of pipeline systems, as well as an owner and a member of the board of Prodevco S.A., a project development company involved principally in the refining industry in South America.

          Dr. Kaufman, age 68, has been a practicing neurosurgeon for over 25 years and an investor in a number of companies. Since 1987, he has been a director of Newpark Resources, Inc., a New York Stock Exchange company engaged primarily in providing oilfield services.

          Mr. Stone, age 70, is Chairman and Chief Executive Officer of Stone Energy Corporation, a New York Stock Exchange company engaged primarily in oil and natural gas exploration and development. He also is a director and member of the executive committee of the Board of Directors of Newpark Resources, Inc. (described in Dr. Kaufman's biographical information above) and a director and member of the executive Committee of the Board of Directors of Hibernia Corp., a bank holding company listed on the New York Stock Exchange, and of its subsidiary, Hibernia National Bank.

          Mr. Thompson, age 46, has been a director of Digicon, Inc. (described in Mr. Baker's biographical information above) since 1991 and Digicon's Chairman of the Board since 1994. Since 1989, he also has served as President of Jupiter Management Company.

          Mr. Washburn, age 64, has a background in law, real estate development and investment banking, and currently is a private investor. From 1974 to 1987, Mr. Washburn was a general partner of Montgomery Securities, a New York Stock Exchange member firm, serving as head of its investment banking activities and as Chairman of its Executive Committee for several of those years.

          Certain of the Committee's members were active in unsuccessful efforts to elect dissident slates to Tesoro's Board at the 1994 and 1995 annual stockholders' meetings. According to the Committee, those efforts involved nominations from the floor of the annual meetings, and did not involve solicitation of proxies from Tesoro's stockholders generally; nonetheless, the dissidents came close to electing three of their nominees at the 1995 meeting. Mr. Flannery stated that the Committee had reached its decision to engage in an expensive and difficult consent solicitation to replace Tesoro's Board because, in the view of the Committee's members, the current Board of Directors has exhibited a sustained inability or unwillingness to take the actions necessary to enhance stockholder value, and that its consent solicitation materials, when available, will describe the Committee's case against the incumbent directors.

          In addition, the Committee intends to commence a lawsuit today in the United States District Court for the Western District of Texas, San Antonio Division, against Tesoro and its Chief Executive, Bruce A. Smith. The action will seek, among other relief, a judgment (i) declaring that Tesoro's "poison pill" does not apply to the efforts of the Committee to solicit consents from other stockholders of Tesoro; (ii) declaring that Tesoro's By-laws permit removal of directors through stockholder action by written consent; (iii) enjoining Tesoro from delaying or otherwise unlawfully interfering with the efforts of the Committee to solicit consents from other stockholders; and (iv) declaring that the actions and disclosures of the Committee with regard to their effort to solicit consents are and have been in compliance with the federal securities laws.

          Tesoro Petroleum Corporation is a natural resource company engaged in petroleum refining and marketing in Alaska and on the U.S. West Coast, natural gas exploration and production in Texas and Bolivia, and wholesale marketing of fuel and lubricants on the Texas and Louisiana Gulf Coast. Tesoro's Common Stock is listed for trading on the New York and Pacific Stock Exchanges.

                               #        #       #